FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC, V6M 2A3

Item 2: Date of Material Change:

April 12, 2010.

Item 3: News Release:

A news release dated & issued on April 12, 2010 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Announces Phase II final drilling intersects 8.46 g/t gold over 3 metres and discovers new vein system in the DAC Deposit, Québec

Item 5: Full Description of Material Change:

5.1

Full Description of Material Change

The Company announces the results for the last three holes (DES10-136 to 138) of the Phase II drilling program. This program was completed in March 2010 at the DAC Deposit on the Destiny Project, Québec. The results from the recent Phase I and Phase II programs are being incorporated into the extensive data base available for the Destiny project for the next stage of work, which may include diamond drilling.

Drilling at the DAC Deposit continued to intersect multiple gold zones with high grade values over significant widths (Table 1) including DES10-137 which intersected 20.85 g/t gold over 1.1 m within a vein zone that averages 8.46 g/t over 3.0m. This same hole intersected another gold zone containing 12.0 g/t gold over 0.5 m within a quartz-veined shear zone averaging 1.16 g/t gold over 6.6 m and a massive sulphide lens assaying 6.4% zinc over 1.0 m.

Table-1- Significant Gold Assays Phase II Drilling Program

Hole Number	From (m)	To (m)	Width (m) *downhole	Au (g/t)
DES10-136 includes	451.0 460.9	463.3 461.5	12.3 1.6	0.9 3.95
DES10-137 includes includes includes	216.3 226.8 251.9 254.0 371.0 372.9	227.6 227.6 258.5 254.5 374.0 374.0	11.3 0.8 6.6 0.5 3.0 1.1	0.92 4.0 1.16 12.0 8.46 20.85
DES10-138 New vein	22.0 91.0	44.0 92.0	22.0 1.0	0.39 2.57

*Based on core angles and previous drilling, true widths are estimated at approximately 80 to 90% of the downhole lengths reported. Mineralized zones generally start at 0.1 g/t gold and assay averages may include minimal intervals of waste material. No top cuts of assays were used.

DES10-137 intersected a one metre wide zone of zinc-rich massive sulphides that is believed to be part of the same sulphide horizon from which base metal values were reported previously (see Alto and PFN's news releases dated February 18, 2010). Company geologists believe that the base metals are indications of an earlier copper-zinc-gold massive sulphide system that has been subsequently overprinted by the gold enriched shear zones that are host to the DAC Deposit. Table 2- summarizes the significant base metals mineralization.

Table 2- Summary of Significant Base Metals Mineralization in Massive Sulphide Zone

Hole Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
DES10-137	232.7	233.7	1.0	0.3	18.0	0.73	6.4

Drill hole DES10-138 was drilled to test an IP geophysical anomaly approximately 100 m south of the DAC Deposit.  The hole hit bedrock at 22 m. A mineralized shear zone averaging 0.39 g/t gold was intersected immediately in the bedrock for 22 m. This shear zone is the near-surface projection of the southern most gold zone of the DAC Deposit. DES10-138 intersected other areas of shearing from 89 to 94.4 m where the shear zone contains a one metre wide mineralized quartz vein that assays 2.57 g/t gold. This is a new vein system that is similar in appearance to the high grade quartz veins of the DAC Deposit.  The drill hole continued to cut intermittent shearing and veining from 106 to 152 m and scattered anomalous gold values up to 1.36 g/t gold over 1.3 m are associated with some of the quartz veins. The hole ended in a gold bearing shear zone with the last sample of the Phase II program containing 0.81 g/t gold from 151.2 to 152.0 m.

New discovery of quartz veins and shearing throughout DES10-138 is very significant as it indicates that the previously untested areas are targets with excellent potential for finding additional gold zones at shallow depths just south of the DAC Deposit.

Quality Assurance/ Quality Control

Core processing included descriptive logging and selection of samples for analyses. The NQ-size cores were sawed in half and one half was delivered to a commercial laboratory.  The samples were delivered to the Accurassay Preparation Laboratory in Sudbury, where they were crushed and a 500 gram pulp was prepared. The pulp was then shipped to Accurassay Laboratories in Thunder Bay for analyses. The gold assaying method uses a standard Fire Assay with AA finish technique on a 30 gram aliquot taken from a 500 gram split from the submitted sample. Commercially prepared standards and blanks were inserted by Alto every 25 samples to ensure precision of the results.  The laboratory performs repeat check assays every 10 samples on pulps to ensure internal lab quality control.

Destiny Project: DAC Deposit and Darla Gold Zones
Surface Projection

Mafic Volcanics
HYDROLINE
N
DAC
Darla
8.0 g/t /1.5 m
Qtz eye Mafic Intrusive
UPPER ZONE
3.5 g/t /1.1 m
DES10-138
16.7 g/t /0.7 m
DARLA ZONE
New Gold Zone
19.5 g/t /2.1 m
4.9 g/t /1.2 m
34.8 g/t /0.3 m
Gabbro / Diorite
Granodioritic Dyke Swarm
Gold Zone – (with ore-grade intercepts; geochemically anomalous)
Base Metal Sulphide Horizon
Diamond Drill Hole
0
200 m
ALTO VENTURES LTD.

The laboratory was instructed to prepare and analyze a second 500 gram split from the reject for those samples that indicated gold values of between 1 g/t and 5 g/t on the initial analysis. The gold assaying method on the re-split uses a standard Fire Assay with Gravimetric finish technique on a 30 gram aliquot. Pulp metallic assays were performed on all samples the returned greater than 5 g/t gold on the first assay. The results reported represent mathematical averages of all analyses performed on each specific sample.

Robert J. Tremblay P. Geo (Québec). Consulting Geologist to Alto Ventures, was responsible for supervision of the diamond drilling program.

About Destiny Gold Project

The Destiny Gold Property is under Option to Pacific North West Capital Corp.  Under the terms of the Option Agreement, Pacific North West Capital may elect to pay Alto $200,000, provide Alto with 250,000 common shares of Pacific North West Capital, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold Property. Subsequent to vesting of its interest, Pacific North West Capital will form a joint venture with Alto to further develop the project.

The property is located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Quebec. The geological environment at Destiny including the shear-hosted high grade quartz veins is similar to the main Val d’Or gold belt.  Val d’Or is one of the major gold mining centres in the Province of Québec, and currently active with many new mine development projects. The property is road accessible with excellent mining infrastructure and support facilities nearby.

Mike Koziol, P. Geo., P.Eng. and Alto’s President and CEO is the Qualified Person who has reviewed and approved this news release.

About the DAC Deposit

The main area of mineralization on the Destiny Gold Property is the DAC zone, which occurs over a strike length of about 600 m. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high grade gold mineralization, with drill intersections up to 178.5 g/t gold over a drill width of 1.0 metres.  The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t gold (36,892 ounces) and an inferred resource of 444,753 tonnes grading 4.46 g/t gold (63,839 ounces) calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Quebec” dated January 9, 2007, available on the Alto Ventures website).

About Alto Ventures Ltd

Alto Ventures Ltd. is a gold exploration and development company with a portfolio of highly prospective properties in the Canadian Shield. The Company is currently active in Québec where it is focussed on the Destiny Gold project in the Abitibi Greenstone Belt and in Ontario in the Beardmore and Shebandowan gold districts.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel, Alto Ventures and is a major shareholder of Fire River Gold Corp. (www.firerivergold.com)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous under funded opportunities that are available in the mining sector today.

Management of Pacific North West Capital plans to use their technical, financing and deal making abilities to acquire additional Platinum Group metals, base metals and precious metals projects on an international scale.  To that end, the company is in the process of adding key technical and financial people to our management and our advisory team. Pacific North West Capital is a member of the International Metals Group (www.internationalmetalsgroup.com) of Companies.

5.2

Disclosure for Restructuring Transactions

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Linda Holmes, Corporate Secretary

Telephone:  604-404-0310      Facsimile:  604-685-6550

Item 9: Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 12th day of April 2010.